Exhibit 22
Subsidiary Issuers of Guaranteed Securities
Becton, Dickinson and Company (“BD”) is the guarantor of the senior unsecured registered notes listed below issued by Becton Dickinson Euro Finance S.à r.l. (“BD Finance”). BD owns, directly or indirectly, 100% of BD Finance.
Becton Dickinson Euro Finance S.à r.l.
1.213% Notes due February 12, 2036
1.208% Notes due 2026
0.632% Notes due 2023